Room 4561
      September 29, 2005


Tal Raz
Vice President and Chief  Financial Officer
Elron Electronic Industries LTD.
3 Azrieli Center
42nd Floor
Tel-Aviv, Israel 67023

Re: 	Elron Electronic Industries LTD.
      Form 20-F for the year ended December 31, 2004
      Filed July 13, 2005
      File No. 000-11456

Dear Mr. Raz:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that Elron Electronics Industries Ltd. ("Elron") received an order from the Commission pursuant to Section 3(b)(2) of the Investment Company Act of 1940 declaring that Elron was not an investment company. See In re Elron Electronic Industries, Ltd., SEC
Rel. No. IC-11314 (Aug. 22, 1980) (the "3(b)(2) Order").  The
3(b)(2)
Order was based upon a number of factual representations made by Elron as part of its application for that order. See In re Elron Electronic Industries, Ltd., SEC Rel. No. IC-111273 (July 23,
1980).
We further note that a number of these factual representations no longer appear to accurately describe Elron`s present business. Please provide us with a written explanation that details why you believe that Elron is still entitled to rely upon the 3(b)(2) Order, and if you conclude that Elron is unable to rely upon its 3(b)(2) Order, please provide us with a written analysis of why you believe
Elron is not an investment company, or is otherwise excepted or exempt from regulation under the Investment Company Act of 1940.

Please note that disclosure of the requested information is voluntary on your part. There are no direct sanctions and thus no direct effects for failing to provide all or any part of the requested information. Furthermore, our request for information is subject to the policies and statements contained in Form SEC1662, which is available on our website at:
http://www.sec.gov/about/forms/sec1662.pdf.


Consolidated Financial Statements
Report of Independent Registered Accounting Firm-page 2
2. We note that certain of the other auditors` reports included in the filing reference other auditors` reports. Tell us how you considered the guidance Rule 2-05 of Regulation S-X. The auditor`s report for DEP Technology and ChipX reference other auditors, however those other auditor`s report are not included in the filing.

Consolidated Statements of Operations-page 6

3. The net revenues and cost of revenues are presented in the consolidated statements of operations on an aggregated basis.
Tell
us what consideration was given to presenting revenue and costs of revenues on a disaggregated basis in accordance with Rule 5-03(b) of
Regulation S-X. Also, provide us with a detailed description of the various components of net revenues.

4. Item 17(b) of Form 20-F indicates that the financial statements should disclose information substantially similar to financial statements that comply with U.S. generally accepted accounting principles and Regulation S-X. Tell us how you considered and whether you believe that your presentation of the Consolidated Statements of Operations is in accordance with the guidance in Rule
5-03 of Regulation S-X. In this regard, the revenue caption and subtotal should only include captions that qualify as revenue.
For
example, the gain from disposal of business and affiliated companies should be classified in cost and expenses and as non-operating income.




*	*	*	*	*

      As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Morgan Youngwood at
(202)
551-3479 or Stephen Krikorian at (202) 551-3488.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief





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Tal Raz
Elron Electronic Industries LTD.
September 29, 2005
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